Exhibit (a)(7)

FOR IMMEDIATE RELEASE

Investor Contact:   John Borden                   Media Contacts: James Finn
                    (212) 270-7318                                (212) 270-7438

                                                                  John Meyers
                                                                  (212) 270-7454


                 CHASE ANNOUNCES FEDERAL RESERVE BOARD APPROVAL
                    FOR THE ACQUISITION OF HAMBRECHT & QUIST


New York, December 2, 1999 -- The Chase Manhattan Corporation (NYSE: CMB) announced today that the Board of Governors of the Federal Reserve System has approved the acquisition of Hambrecht & Quist Group by Chase. The acquisition is being effected by a tender offer for all of the outstanding shares of common stock of Hambrecht & Quist Group.

As a result of the receipt of this approval, Chase currently anticipates that there will be no further extension of the tender offer beyond the currently scheduled expiration time of midnight on December 8, 1999, if at that time at least 90% of the issued and outstanding shares of Hambrecht & Quist Group common stock have been validly tendered and not withdrawn. Payment for tendered shares will be made, subject to the terms and conditions of the tender offer, promptly after the expiration time.

As of 4:00 p.m. EST on December 2, 1999, approximately 21.1 million shares of Hambrecht & Quist Group common stock, representing approximately 70.6% on a fully-diluted basis and approximately 85.1% on an issued and outstanding basis, had been validly issued and not withdrawn.

The Chase Manhattan Corporation, with more than $370 billion in assets, is one of the world's premier financial services institutions, with operations in 48 countries around the globe. Chase has top-tier ranking in all areas of investment banking, private banking, trading and global markets activities as well as information and transaction processing. Chase is a leading provider of financial solutions to large corporations, financial institutions, government entities, middle market firms, small businesses and individuals, and has relationships with more than 30 million consumers across the United States through products and services such as credit cards, mortgages, online banking, debit cards, deposit products and auto loans. Chase can be reached on the Web at www.chase.com.